EXHIBIT 4.11


                         PRIVATE EQUITY CREDIT AGREEMENT


                                 BY AND BETWEEN


                                   TEFRON LTD.


                                       AND


                       BRITTANY CAPITAL MANAGEMENT LIMITED



                                   Dated as of

                                  March 9, 2004

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    THIS PRIVATE EQUITY CREDIT AGREEMENT is entered into as of the 9th day of
March, 2004 (this "AGREEMENT"), by and between BRITTANY CAPITAL FUND LIMITED, a company organized and existing under the laws of the Bahamas ("INVESTOR"), and TEFRON LTD., a corporation organized and existing under the laws of Israel (the "COMPANY").

    WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Company shall issue and sell to Investor, from time to time as provided herein, and Investor shall purchase, up to Fifteen Million Dollars ($15,000,000) of the Common Stock (as defined below); and

    WHEREAS, such investments will be made in reliance upon the provisions of
Section 4(2) ("SECTION 4(2)") of the Securities Act of 1933, Regulation D, and the rules and regulations promulgated thereunder (the "SECURITIES ACT"), and/or upon such other exemption from the registration requirements of the Securities Act as may be available with respect to any or all of the investments in Common Stock to be made hereunder.

    NOW, THEREFORE, the parties hereto agree as follows:

                                    ARTICLE I

                               CERTAIN DEFINITIONS

      Section 1.1 DEFINED TERMS as used in this Agreement, the following terms shall have the following meanings specified or indicated (such meanings to be equally applicable to both the singular and plural forms of the terms defined)


        "AGREEMENT" shall have the meaning specified in the preamble hereof.

        "ARTICLES AND/OR MEMORANDUM" shall have the meaning specified in
        Section 4.8.

        "BID PRICE" shall mean the closing price of the Common Stock on the Principal Market.

        "BLACKOUT NOTICE" shall have the meaning specified in the Registration Rights Agreement.

        "BLACKOUT PERIOD" shall have the meaning specified in the Registration Rights Agreement.

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        "CLAIM NOTICE" shall have the meaning specified in Section 9.3(a).

        "CLOSING" shall mean one of the closings of a purchase and sale of shares of Common Stock pursuant to Section 2.3.

        "CLOSING DATE" shall mean, with respect to a Closing, the thirteenth
(13th) Trading Day following the Put Date related to such Closing, or such earlier date as the Company and Investor shall agree, provided all conditions to such Closing have been satisfied on or before such Trading Day.

        "COMMITMENT PERIOD" shall mean the period commencing on the Effective Date, and ending on the earlier of (i) the date on which Investor shall have purchased Put Shares pursuant to this Agreement for an aggregate Purchase Price of the Maximum Commitment Amount, (ii) the date this Agreement is terminated pursuant to Section 2.5 or 2.7, or (iii) the date occurring thirty-six (36) months from the date of commencement of the Commitment Period.

        "COMMON STOCK" shall mean the Company's ordinary shares, NIS 1.0 par value per share, and any shares of any other class of common shares whether now or hereafter authorized, having the right to participate in the distribution of dividends (as and when declared) and assets (upon liquidation of the Company).

        "COMMON STOCK EQUIVALENTS" shall mean any securities that are convertible into or exchangeable for Common Stock or any options or other rights to subscribe for or purchase Common Stock or any such convertible or exchangeable securities.

        "COMPANY" shall have the meaning specified in the preamble to this Agreement.

        "CONDITION SATISFACTION DATE" shall have the meaning specified in
Section 7.2.

        "DAMAGES" shall mean any loss, claim, damage, liability, costs and expenses (including, without limitation, reasonable attorneys' fees and disbursements and costs and expenses of expert witnesses and investigation).

        "DISCOUNT" shall mean six (6%) percent.

        "DISPUTE PERIOD" shall have the meaning specified in Section 9.3(a).

        "DTC" shall the meaning specified in Section 2.3.

        "DWAC" shall the meaning specified in Section 2.3.

        "EFFECTIVE DATE" shall mean the date on which the SEC first declares effective a Registration Statement registering resale of the Registrable Securities as set forth in Section 7.2(a).

        "EXCHANGE ACT" shall mean the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

        "FAST" shall the meaning specified in Section 2.3.

        "FLOOR PRICE" shall have the meaning specified in Section 2.1


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        "INDEMNIFIED PARTY" shall have the meaning specified in Section 9.3(a).

        "INDEMNIFYING PARTY" shall have the meaning specified in Section 9.3(a).

        "INDEMNITY NOTICE" shall have the meaning specified in Section 9.3(b).

        "INVESTMENT AMOUNT" shall mean the dollar amount (neither less than the Minimum Put Amount nor more than the Maximum Put Amount) to be invested by Investor to purchase Put Shares with respect to any Put Date as notified by the Company to Investor in accordance with Section 2.2.

        "INVESTOR" shall have the meaning specified in the preamble to this Agreement.

        "LEGEND" shall have the meaning specified in Section 8.1.

        "MARKET PRICE" on any given date shall mean the average of the lowest Bid Price (not necessarily consecutive) for any four (4) Trading Days during the ten (10) Trading Day period immediately following the Put Date.

        "MAXIMUM COMMITMENT AMOUNT" shall mean the lesser of Fifteen Million ($15,000,000.00) Dollars or 2,470,021 shares of Stock (the number of shares equal to 19.9% of the Company's issued and outstanding ordinary shares at the time of the execution of this Agreement (not including 997,400 ordinary shares held by a wholly-owned subsidiary of the Company)).

        "MATERIAL ADVERSE EFFECT" shall mean any condition, circumstance, or situation that would prohibit or otherwise materially interfere with the ability of the Company to enter into and perform its obligations under any of (a) this Agreement and (b) the Registration Rights Agreement.

        "MAXIMUM PUT AMOUNT" shall mean, with respect to any Put, the greater of
(a) $1,000,000.00, or (b) Two Hundred Fifty (250%) percent of the Weighted Average Volume for the ten (10) Trading Days immediately preceding each of the Put Date.

        "MINIMUM PUT AMOUNT" shall mean, with respect to any Put, Twenty-Five Thousand Dollars ($25,000).

        "NASD" shall mean the National Association of Securities Dealers, Inc.

        "NASDAQ" shall mean The Nasdaq Stock Market, Inc.

        "OUTSTANDING" shall mean, with respect to the Common Stock, at any date as of which the number of shares of Common Stock is to be determined, all issued and outstanding shares of Common Stock, including all shares of Common Stock issuable in respect of outstanding convertible securities, scrip or any certificates representing fractional interests in shares of Common Stock; provided, however, that Outstanding shall not include any shares of Common Stock then directly or indirectly owned or held by or for the account of the Company.

        "PERSON" shall mean an individual, a corporation, a partnership, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.


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        "PRINCIPAL MARKET" shall mean the New York Stock Exchange, Nasdaq
National Market, Nasdaq SmallCap Market, American Stock Exchange, Over the Counter Market or such other national securities exchange or market, whichever is at the time the principal trading exchange or market for the Common Stock.

        "PURCHASE PRICE" shall mean, with respect to a Put, the Market Price on the applicable Put Date (or such other date on which the Purchase Price is calculated in accordance with the terms and conditions of this Agreement) less the product of the Discount and the Market Price.

        "PUT" shall mean each occasion that the Company elects to exercise its right to tender a Put Notice requiring Investor to purchase shares of Common Stock, subject to the terms and conditions of this Agreement.

        "PUT DATE" shall mean the Trading Day during the Commitment Period that a Put Notice is deemed delivered pursuant to Section 2.2(b).

        "PUT NOTICE" shall mean a written notice, substantially in the form of Exhibit B hereto, to Investor setting forth the Investment Amount with respect to which the Company intends to require Investor to purchase shares of Common Stock pursuant to the terms of this Agreement.

        "PUT SHARES" shall mean all shares of Common Stock issued or issuable pursuant to a Put that has been exercised or may be exercised in accordance with the terms and conditions of this Agreement.

        "REGISTRABLE SECURITIES" shall mean the (a) Put Shares and (b) any securities issued or issuable with respect to any of the foregoing by way of exchange, stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise. As to any particular Registrable Securities, once issued such securities shall cease to be Registrable Securities when (i) a Registration Statement has been declared effective by the SEC and such Registrable Securities have been disposed of pursuant to a Registration Statement, (ii) such Registrable Securities have been sold under circumstances under which all of the applicable conditions of Rule 144 are met, (iii) such time as such Registrable Securities have been otherwise transferred to holders who may trade such shares without restriction under the Securities Act, and the Company has delivered a new certificate or other evidence of ownership for such securities not bearing a restrictive legend or (iv) in the opinion of counsel to the Company, which counsel shall be reasonably acceptable to Investor, such Registrable Securities may be sold without registration under the Securities Act including a sale without any time, volume or manner limitations pursuant to Rule 144(k) (or any similar provision then in effect) under the Securities Act.

        "REGISTRATION RIGHTS AGREEMENT" shall mean the registration rights agreement in substantially the form of Exhibit A hereto.

        "REGISTRATION STATEMENT" shall mean a registration statement on Form F-2 (if use of such form is then available to the Company pursuant to the rules of the SEC and, if not, on such other form promulgated by the SEC for which the Company then qualifies and which counsel for the Company shall deem appropriate and which form shall be available for the resale of the Registrable Securities to be registered thereunder in accordance with the provisions of this Agreement and the Registration Rights Agreement and in accordance with the intended method of distribution of such securities), for the registration of the resale by Investor of the Registrable Securities under the Securities Act.


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        "REGULATION D" shall mean Regulation D under the Securities Act.

        "RULE 144" shall mean Rule 144 under the Securities Act or any similar provision then in force under the Securities Act.

        "SEC" shall mean the Securities and Exchange Commission.

        "SECTION 4(2)" shall have the meaning specified in the recitals of this Agreement.

        "SECURITIES ACT" shall have the meaning specified in the recitals of this Agreement.

        "SEC DOCUMENTS" shall mean, as of a particular date, all reports and other documents filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since the beginning of the Company's then most recently completed fiscal year as of the time in question (provided that if the date in question is within ninety days of the beginning of the Company's fiscal year, the term shall include all documents filed since the beginning of the second preceding fiscal year).

        "SUBSCRIPTION DATE" shall mean the date on which this Agreement is executed and delivered by the Company and Investor.

        "THIRD PARTY CLAIM" shall have the meaning specified in Section 9.3(a).

        "TRADING DAY" shall mean any day during which the Principal Market shall be open for business.

        "TRANSACTION DOCUMENTS" means this Private Equity Credit Agreement, the Registration Rights Agreement, the Closing Certificate, in substantially the form of Exhibit D hereto and the Transfer Agent Instructions in substantially the form of Exhibit E hereto.

        "TRANSFER AGENT" shall mean the transfer agent for the Common Stock (and to any substitute or replacement transfer agent for the Common Stock upon the Company's appointment of any such substitute or replacement transfer agent).

        "UNDERWRITER" shall mean any underwriter participating in any disposition of the Registrable Securities on behalf of Investor pursuant to a Registration Statement.

        "VALUATION EVENT" shall mean an event in which the Company at any time during a Valuation Period takes any of the following actions:

                   (a)    subdivides or combines the Common Stock;

                   (b) pays a dividend in shares of Common Stock or makes any other distribution of shares of Common Stock, except for dividends paid with respect to the Preferred Stock;

                   (c) issues any options or other rights to subscribe for or purchase shares of Common Stock and the price per share for which shares of Common Stock may at any time thereafter be issuable pursuant to such options or other rights shall be less than the Bid Price in effect immediately prior to such issuance, except for options issued in accordance with the Company's then existing option plans or incentive plans;


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                   (d)    issues any securities convertible into or exchangeable
                          for shares of Common Stock and the consideration per share for which shares of Common Stock may at any time thereafter be issuable pursuant to the terms of such convertible or exchangeable securities shall be less than the Bid Price in effect immediately prior to such issuance, except for options issued in accordance with the Company's then existing option plans or incentive plans;

                   (e) issues shares of Common Stock otherwise than as provided in the foregoing subsections (a) through
                          (d), at a price per share less, or for other consideration lower, than the Bid Price in effect immediately prior to such issuance, or without consideration, except for options issued in accordance with the Company's then existing option plans or incentive plans;

                   (f) makes a distribution of its assets or evidences of indebtedness to the holders of Common Stock as a dividend in liquidation or by way of return of capital or other than as a dividend payable out of earnings or surplus legally available for dividends under applicable law or any distribution to such holders made in respect of the sale of all or substantially all of the Company's assets (other than under the circumstances provided for in the foregoing subsections (a) through (e); or

                   (g) takes any action affecting the number of Outstanding Common Stock, other than an action described in any of the foregoing subsections (a) through (f) hereof, inclusive, which in the opinion of the Company's Board of Directors, determined in good faith, would have a materially adverse effect upon the rights of Investor at the time of a Put.

            "VALUATION PERIOD" shall mean the period of ten (10) Trading Days immediately following the date on which the applicable Put Notice is deemed to be delivered and during which the Purchase Price of the Common Stock is valued; provided, however, that if a Valuation Event occurs during any Valuation Period, a new Valuation Period shall begin on the Trading Day immediately after the occurrence of such Valuation Event and end on the tenth (10th) Trading Day thereafter.

            `WEIGHTED AVERAGE VOLUME" for any period shall mean an amount obtained by (i) aggregating the Weighted Volume for each Trading Day during the relevant period and (ii) dividing this sum by the number of Trading Days during the relevant period.

            "WEIGHTED VOLUME" for any Trading Day shall mean the product of (a) the Closing Bid Price for that Trading Day times (b) the volume on the Principal Market on that Trading Day.

                                   ARTICLE II
                       PURCHASE AND SALE OF COMMON STOCK

        Section 2.1 INVESTMENTS.

            (a) PUTS. Upon the terms and conditions set forth herein (including, without limitation, the provisions of Article VII), on any Put Date the Company may exercise a Put by the delivery of a Put Notice. The number of Put Shares that Investor shall receive pursuant to such Put shall be determined by dividing the Investment Amount specified in the Put Notice by the Purchase Price with respect to such Put Date.


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            (b)   FLOOR PRICE. The Company may, at its option, specify in each such Put Notice a minimum Market Price ("Floor Price"), which in no event shall be less than seventy-five percent (75%) of the Market Price on the Trading Day prior to the Put Date. In the event that during a Valuation Period, the Bid Price on a Trading Day is below the Floor Price, the Investor shall be under no obligation to fund one tenth of the Investment Amount specified in the Put Notice (the "Put Amount")for each such Trading Day and the Put Amount shall be deemed reduced by such amount that the Investor has no obligation to fund. In the event that during a Valuation Period, the Bid Price on any four (4) Trading Days - not necessarily consecutive - is below the Floor Price, the balance of the Investor's obligation for the Put Amount under such Put Notice shall terminate on the last of such Trading Days, and the Put Amount shall be deemed reduced to include only one-tenth of the Put Amount for each Trading Day during the Valuation Period prior to such termination that the Bid Price equals or exceeds the Floor Price.

        Section 2.2 MECHANICS.

            (a) PUT NOTICE. At any time during the Commitment Period, the Company may deliver a Put Notice to Investor, subject to the conditions set forth in Section 7.2; provided, however, the Investment Amount for each Put as designated by the Company in the applicable Put Notice shall be neither less than the Minimum Put Amount nor more than the Maximum Put Amount.

            (b) DATE OF DELIVERY OF PUT NOTICE. A Put Notice shall be deemed delivered on (i) the Trading Day it is received by facsimile or otherwise by Investor if such notice is received on or prior to 12:00 noon New York time, or
(ii) the immediately succeeding Trading Day if it is received by facsimile or otherwise after 12:00 noon New York time on a Trading Day or at anytime on a day which is not a Trading Day.

        Section 2.3 CLOSINGS. On or prior to each Closing Date for a Put, (a) the Company shall deliver to Escrow Agent , pursuant to the Escrow Agreement substantially in the form of EXHIBIT G one or more certificates, at Investor's option, representing the Put Shares to be purchased by Investor pursuant to
Section 2.1 herein, registered in the name of Investor and (b) Investor shall deliver to the Escrow Agent the Investment Amount specified in the Put Notice by wire transfer of immediately available funds to an account designated by the Escrow Agent on or before the Closing Date. In lieu of delivering physical certificates representing the Common Stock issuable in accordance with clause
(a) of this Section 2.3, and provided that the Transfer Agent then is participating in the Depository Trust Company ("DTC") Fast Automated Securities Transfer ("FAST") program, upon request of Investor, the Company shall use its commercially reasonable efforts to cause the Transfer Agent to electronically transmit, on or prior to the Closing Date, the Put Shares by crediting the account of the holder's prime broker with DTC through its Deposit Withdrawal Agent Commission ("DWAC") system and provide proof satisfactory to the Escrow Agent of such delivery. In addition, on or prior to such Closing Date, each of the Company and Investor shall deliver to the Escrow Agent all documents necessary to comply with the conditions set forth in Article VII hereof .On the Closing Date and provided all conditions to Closing have been satisfied by the Company, the Escrow agent shall wire transfer to the Company, the Investment Amount, less any applicable fees and expenses of the Escrow Agent.


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        Section 2.4  [INTENTIONALLY OMITTED]

        Section 2.5 TERMINATION OF INVESTMENT OBLIGATION. The obligation of Investor pursuant to this Agreement to purchase shares of Common Stock shall, at Investor's option, terminate permanently (including with respect to a Closing Date that has not yet occurred) in the event that (a) there shall occur any stop order or suspension of the effectiveness of any Registration Statement for an aggregate of sixty (60) days following any Closing prior to the resale by Investor of all of the shares acquired at such Closing, for any reason other than deferrals or suspension during a Blackout Period in accordance with the Registration Rights Agreement, as a result of a Potential Material Event (as defined in the Registration Rights Agreement) or as a result of the updating of Company financial information to be disclosed on a Form 20-F or a Form 6-K, (b) as provided in Section 2 (b) of the Registration Rights Agreement or (c) the Company shall at any time fail to comply with the requirements of Section 6.3, 6.4, or 6.6 and such failure shall continue for more than sixty (60) days following any Closing prior to the resale by Investor of the shares acquired at such Closing.

        Section 2.6 TERMINATION AT OPTION OF COMPANY. Subject to Section 10.6 of this Agreement, all obligations of the Company under this Agreement and the Registration Rights Agreement shall terminate at the discretion of the Company upon delivery of a written notice from the Company to Investor stating the Company's desire to terminate; PROVIDED, HOWEVER, that the Company's obligations under the Registration Rights Agreement shall continue with respect to the Common Stock issued to Investor, but not yet resold by Investor.

                                   ARTICLE III

                   REPRESENTATIONS AND WARRANTIES OF INVESTOR

        Investor represents and warrants to the Company that:

        Section 3.1 INTENT. Investor is entering into this Agreement for its own account for investment purposes and Investor has no present arrangement (whether or not legally binding) at any time to sell the Common Stock to or through any person or entity; provided, however, Investor reserves the right to dispose of the Common Stock at any time in accordance with federal and state securities laws applicable to such disposition.

        Section 3.2 SOPHISTICATED INVESTOR. Investor is, and on each Closing Date it will be, a sophisticated investor (as described in Rule 506(b)(2)(ii) of Regulation D) and an accredited investor (as defined in Rule 501 of Regulation
D), and Investor has such knowledge and experience in business and financial matters that it is capable of evaluating the merits and risks of an investment in the Common Stock. Investor acknowledges that an investment in the Common Stock is speculative and involves a high degree of risk, and Investor acknowledges that it is able to bear the economic risk of such investment.


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        Section 3.3   AUTHORITY. (a) Investor has the requisite power and
authority to enter into and perform its obligations under this Agreement and the Registration Rights Agreement and the transactions contemplated hereby and thereby in accordance with their respective terms; (b) the execution and delivery of this Agreement and the Registration Rights Agreement by Investor, and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action and no further consent or authorization of Investor or its partners is required; and (c) this Agreement and the Registration Rights Agreement have been duly authorized and validly executed and delivered by Investor and are valid and binding agreements of Investor enforceable against it in accordance with their respective terms, subject to applicable bankruptcy, insolvency, or similar laws relating to, or affecting generally the enforcement of, creditors' rights and remedies or by other equitable principles of general application.

        Section 3.4 NOT AN AFFILIATE. Investor is not an officer, director or "affiliate" (as that term is defined in Rule 405 of the Securities Act) of the Company.

        Section 3.5 ORGANIZATION AND STANDING. Investor is a limited liability company duly organized, validly existing and in good standing under the laws of the Cayman Islands, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Investor is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, other than those in which the failure so to qualify would not have a material adverse effect on Investor.

        Section 3.6 ABSENCE OF CONFLICTS. The execution and delivery of this Agreement and any other document or instrument contemplated hereby by Investor, and the consummation of the transactions contemplated hereby and thereby, and compliance with the requirements hereof and thereof, do not and will not (a) violate any law, rule, regulation, order, writ, judgment, injunction, decree or award binding on Investor, (b) violate any provision of any indenture, instrument or agreement to which Investor is a party or is subject, or by which Investor or any of its assets is bound, or conflict with or constitute a material default thereunder, (c) result in the creation or imposition of any lien pursuant to the terms of any such indenture, instrument or agreement, or constitute a breach of any fiduciary duty owed by Investor to any third party, or (d) require the approval of any third-party (that has not been obtained) pursuant to any material contract, instrument, agreement, relationship or legal obligation to which Investor is subject or to which any of its assets, operations or management may be subject.

        Section 3.7 DISCLOSURE; ACCESS TO INFORMATION. Investor has received all documents, records, books and other information pertaining to Investor's investment in the Company that has been requested by Investor. Investor has reviewed or received copies of the SEC Documents.

        Section 3.8 MANNER OF SALE. At no time was Investor presented with or solicited by or through any leaflet, public promotional meeting, television advertisement or any other form of general solicitation or advertising.

        Section 3.9 FINANCIAL CAPABILITY. Investor presently has the financial capacity and the necessary capital to perform its obligations hereunder.

        Section 3.10      (a)  OFFSHORE TRANSACTION.

                          (i) Investor is not a U.S. person as that term is defined under Regulation S of the Rules and Regulations of the Securities Exchange Act.


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                          (ii) Investor is outside the United States as of the
                               date of the execution and delivery of this Agreement.

                          Investor is purchasing the Put Shares for its own
account and not on behalf of any U.S. person, and has not pre-arranged any sale with purchaser in the United States.

                          Investor represents and warrants and hereby agrees
that all offers and sales of the Common Stock prior to the expiration of a period commencing on the date of the transaction and ending after the Distribution Compliance Period shall only be made in compliance with the safe harbor contained in Regulation S, pursuant to registration of securities under the Securities Act of 1933 or pursuant to an exemption from registration, and all offers and sales after the expiration of the Distribution Compliance Period shall be made only pursuant to such registration or to such exemption from registration.

                          Investor understands that in the view of the SEC the
statutory basis for the exemption claimed for this transaction would not be present if the offering of Securities, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Investor is acquiring the Securities for investment purposes and has no present intention to sell the Shares in the United States or to a U.S. Person or for the account or benefit of a U.S. Person either now or after the expiration of the Distribution Compliance Period.

                          (vi) Investor is not an underwriter of, or dealer in, the Securities, and Investor is not participating, pursuant to a contractual agreement, in the distribution of Shares.

                                   ARTICLE IV

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company represents and warrants to Investor that, except as disclosed in the SEC Documents:

        Section 4.1 ORGANIZATION OF THE COMPANY. The Company is a corporation duly organized and validly existing, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Except as set forth in the Company's Form 20-F for the year ended December 31, 2002 and for Macro Clothing Ltd., the Company does not own more than fifty percent (50%) of the outstanding capital stock of or control any other significant business entity. The Company is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, other than those in which the failure so to qualify would not reasonably be expected to have a Material Adverse Effect.

        Section 4.2 AUTHORITY. (a) The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the Registration Rights Agreement and to issue the Put Shares; (b) the execution and delivery of this Agreement and the Registration Rights Agreement by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action and no further consent or authorization of the Company or its Board of Directors or stockholders is required; and (c) each of this Agreement and the Registration Rights Agreement has been duly executed and delivered by the Company and constitute valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, subject to applicable bankruptcy, insolvency, or similar laws relating to, or affecting generally the enforcement of, creditors' rights and remedies or by other equitable principles of general application.


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

                                                         [DRAFT - 12/19/03]
        Section 4.3 CAPITALIZATION. As of December 29, 2003, the authorized capital stock of the Company consisted of 49,995,500 ordinary shares and 4,500 deferred shares, of which 13,409,566 ordinary shares were issued and outstanding (including 997,400 in treasury) and 4,500 deferred shares were issued and outstanding. Except for options to purchase approximately 1,809,323 shares of Common Stock with exercises prices ranging between $3.50 and $15.00 per share, there were no options, warrants, or rights to subscribe to, securities, rights or obligations convertible into or exchangeable for or giving any right to subscribe for any shares of capital stock of the Company. All of the outstanding shares of Common Stock of the Company have been duly and validly authorized and issued and are fully paid and nonassessable.

        Section 4.4 COMMON STOCK. The Company has registered the Common Stock pursuant to Section 12(b) or 12(g) of the Exchange Act and is in full compliance with all reporting requirements of the Exchange Act, and, except as provided on
Schedule 4.4, the Company has maintained all requirements for the continued listing or quotation of the Common Stock, and such Common Stock is currently listed or quoted on the Principal Market. As of the date of this Agreement, the Principal Market is the New York Stock Exchange.

        Section 4.5 SEC DOCUMENTS. The Company has delivered or made available to Investor true and complete copies of the SEC Documents (including, without limitation, proxy information and solicitation materials). To the best of Company's knowledge, the Company has not provided to Investor any information that, according to applicable law, rule or regulation, should have been disclosed publicly prior to the date hereof by the Company, but which has not been so disclosed. As of their respective dates, (i) the SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and other federal, state and local laws, rules and regulations applicable to such SEC Documents, and (ii) none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents complied as to form and substance in all material respects with applicable accounting requirements and the published rules and regulations of the SEC or other applicable rules and regulations with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except (a) as may be otherwise indicated in such financial statements or the notes thereto or (b) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

        Section 4.6 EXEMPTION FROM REGISTRATION; VALID ISSUANCES. To the best of Company's knowledge, the sale and issuance of the Put Shares, in accordance with the terms and on the bases of the representations and warranties set forth in this Agreement, may and shall be properly issued by the Company to Investor pursuant to Section 4(2), Regulation D and/or Regulation S.. When issued and paid for as herein provided, the Put Shares shall be duly and validly issued, fully paid, and nonassessable. Neither the sales of the Put Shares pursuant to, nor the Company's performance of its obligations under, this Agreement or the Registration Rights Agreement shall (a) result in the creation or imposition of any liens, charges, claims or other encumbrances upon the Put Shares or any of the assets of the Company, or (b) entitle the holders of Outstanding Common Stock to preemptive or other rights to subscribe to or acquire the Common Stock or other securities of the Company. The Put Shares shall not subject Investor to personal liability by reason of the ownership thereof.

        Section 4.7 NO GENERAL SOLICITATION OR ADVERTISING IN REGARD TO THIS TRANSACTION. Neither the Company nor any of its affiliates nor any person acting on its or their behalf has conducted or will conduct any general solicitation (as that term is used in Rule 502(c) of Regulation D) or general advertising with respect to any of the Put Shares .

        Section 4.8 CORPORATE DOCUMENTS. The Company has furnished or made available to Investor true and correct copies of the Company's Articles of Incorporation, as amended and in effect on the date hereof , and the Company's Memorandum of Association, as amended and in effect on the date hereof ("Articles and/or Memorandum").

        Section 4.9 NO CONFLICTS. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including without limitation the issuance of the Put Shares do not and will not (a) result in a violation of the Articles and Memorandum or (b) conflict with, or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture, instrument or any "lock-up" or similar provision of any underwriting or similar material agreement to which the Company is a party, or (c) result in a violation of any federal, state, local or foreign law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Company or by which any property or asset of the Company is bound or affected (except for such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect) nor is the Company otherwise in violation of, conflict with or in default under any of the foregoing; provided, however, that for purposes of the Company's representations and warranties as to violations of foreign law, rule or regulation referenced in clause (c), such representations and warranties are made only to the best of the Company's knowledge insofar as the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby are or may be affected by the status of Investor under or pursuant to any such foreign law, rule or regulation. The business of the Company is not being conducted in violation of any law, ordinance or regulation of any governmental entity, except for possible violations that either singly or in the aggregate do not and would not reasonably be expected to haven a Material Adverse Effect. The Company is not required under federal, state or local law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement or issue and sell the Common Stock in accordance with the terms hereof (other than any SEC, New York Stock Exchange, NASD or state securities filings that may be required to be made by the Company in connection with any Closing, any registration statement that may be filed pursuant hereto, and any shareholder approval required by the rules applicable to companies whose common stock trades on the New York Stock Exchange ); provided that, for purposes of the representation made in this sentence, the Company is assuming and relying upon the accuracy of the relevant representations and agreements of Investor herein.

        Section 4.10 NO MATERIAL ADVERSE CHANGE. Since October 1, 2003, no event has occurred that would reasonably expected to have a Material Adverse Effect on the Company, except as disclosed in the SEC Documents.

        Section 4.11 NO UNDISCLOSED LIABILITIES. The Company has no liabilities or obligations that are material, individually or in the aggregate, and that are not disclosed in the SEC Documents, reflected on the Company's financial statements in accordance with generally accepted accounting principles or otherwise publicly announced, other than those incurred in the ordinary course of the Company's businesses and which, individually or in the aggregate, do not or would not reasonably be expected to have a Material Adverse Effect on the Company.

        Section 4.12 NO UNDISCLOSED EVENTS OR CIRCUMSTANCES. Since January 1, 2003, no event or circumstance has occurred or exists with respect to the Company or its businesses, properties, prospects, operations or financial condition, that, under applicable law, rule or regulation, requires public disclosure or announcement prior to the date hereof by the Company but which has not been so publicly announced or disclosed in the SEC Documents.

        Section 4.13  NO INTEGRATED OFFERING. Other than as set forth on
Schedule 4.13, neither the Company, nor any of its affiliates, nor any person acting on its or their behalf has, within the last six months directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, other than pursuant to this Agreement, under circumstances that would require registration of the Common Stock under the Securities Act.

        Section 4.14 LITIGATION AND OTHER PROCEEDINGS. Except as may be set forth in the SEC Documents, there are no lawsuits or proceedings pending or to the best knowledge of the Company threatened, against the Company, nor has the Company received any written notice of any such action, suit, proceeding or investigation, which would reasonably be expected to have a Material Adverse Effect. Except as set forth in the SEC Documents, no judgment, order, writ, injunction or decree or award has been issued by or, so far as is known by the Company, requested of any court, arbitrator or governmental agency which would reasonably be expected to have a Material Adverse Effect.

        Section 4.15 NO MISLEADING OR UNTRUE COMMUNICATION. The Company has not made, at any time, any oral communication in connection with the offer or sale of the Put Shares which contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading.

        Section 4.16 a. OFFSHORE TRANSACTION. Other than discussions with representatives of Southridge Capital Management LLC, the Company has not offered the Put Shares to any person in the United States or to any U.S. person as that term is defined in Regulation S.

                 b. NO DIRECTED SELLING EFFORTS. In regard to this transaction, other than discussions with representatives of Southridge Capital Management LLC, the Company has not conducted any "direct selling efforts" as that term is defined in Rule 902 of Regulation S nor has Company conducted any general solicitation relating to the offer and the sale of the Put Shares to persons resident within the United States.

                 c. FILINGS. The Company undertakes and agrees pursuant to the sale of its securities under Regulation S to make all necessary filings in connection with the sale of its securities as required by the laws and regulations of all appropriate jurisdictions.

                                    ARTICLE V

                              COVENANTS OF INVESTOR

        Section 5.1 COMPLIANCE WITH LAW. Investor's trading activities with respect to shares of the Common Stock will be in compliance with all applicable state and federal securities laws, rules and regulations and the rules and regulations of the NASD and the Principal Market on which the Common stock is listed.

        Section 5.2 TRADING IN SECURITIES. The Investor, its affiliates, agents and representatives shall not engage in, or cause others to engage in, any direct or indirect short sales or hedging transactions in the Common Stock in any manner whatsoever. Sales of Common Stock by the Investor subsequent to delivery of a Put Notice shall not be deemed a short sale hereunder. The Investor shall make available to the Company the records of its trading activities in a timely and transparent manner; provided however, that the Company shall retain and treat all such information in as confidential. The Investor, its affiliates, agents and representatives shall not engage in any transaction in the Common Stock on any Trading Day during the Valuation Period after 3:30 p.m. New York time.

                                   ARTICLE VI

                            COVENANTS OF THE COMPANY

        The Company agrees to the following during the effectiveness of this
Agreement:

        Section 6.1 REGISTRATION RIGHTS. The Company shall cause the Registration Rights Agreement to remain in full force and effect and the Company shall comply in all respects with the terms thereof.

        Section 6.2 RESERVATION OF COMMON STOCK. As of the date hereof, the Company has available and the Company shall reserve and keep available at all times, free of preemptive rights, shares of Common Stock for the purpose of enabling the Company to satisfy any obligation to issue the Put Shares such amount of shares of Common Stock to be reserved shall be calculated based upon a minimum Purchase Price of $2.90 (50% of Current Price) for the Put Shares under the terms and conditions of this Agreement . The number of shares so reserved from time to time, as theretofore increased or reduced as hereinafter provided, may be reduced by the number of shares actually delivered hereunder.

        Section 6.3 LISTING OF COMMON STOCK. The Company will use its reasonabale commercial efforts to cause the Put Shares to be listed on the Principal Market. The Company further shall, if the Company applies to have the Common Stock traded on any other Principal Market, include in such application the Put Shares, and shall take such other action as is necessary or desirable in the reasonable opinion of Investor to cause the Common Stock to be listed on such other Principal Market as promptly as possible. The Company shall use its commercially reasonable efforts to continue the listing and trading of the Common Stock on the Principal Market (including, without limitation, maintaining sufficient net tangible assets) and will comply in all respects with the Company's reporting, filing and other obligations under the bylaws or rules of the Principal Market.

        Section 6.4 EXCHANGE ACT REGISTRATION. The Company shall take all commercially reasonable steps to cause the Common Stock to continue to be registered under Section 12(g) or 12(b) of the Exchange Act, will use its commercially reasonable efforts to comply in all material respects with its reporting and filing obligations under said Act, and will not take any action or file any document (whether or not permitted by said Act or the rules thereunder) to terminate or suspend such registration or to terminate or suspend its reporting and filing obligations under said Act.

        Section 6.5 LEGENDS. The certificates evidencing the Put Shares shall be free of legends, except as provided for in Article VIII.

        Section 6.6 CORPORATE EXISTENCE. The Company shall take all commercially reasonable steps necessary to preserve and continue the corporate existence of the Company.

        Section 6.7 ADDITIONAL SEC DOCUMENTS. The Company shall deliver to Investor, promptly after the originals thereof are submitted to the SEC for filing, copies of all SEC Documents so furnished or submitted to the SEC.

        Section 6.8 SUSPENSION OF RIGHT TO MAKE A PUT. The Company shall promptly notify Investor upon the occurrence of any of the following events in respect of a registration statement or related prospectus in respect of an offering of Registrable Securities: (a) receipt of any request for additional information by the SEC or any other federal or state governmental authority during the period of effectiveness of the registration statement in connection with amendments or supplements to the registration statement or related prospectus; (b) the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for that purpose;
(c) receipt of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (d) the happening of any event that to the knowledge of the Company makes any statement made in such Registration Statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the registration statement, related prospectus or documents so that, in the case of a Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the related prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (e) the Company's determination that a post-effective amendment to the registration statement would be appropriate, and the Company shall promptly make available to Investor any such supplement or amendment to the related prospectus. During the continuation of any of the events set forth in Section 3(d)(ii), (iii), (v) or
(vi) of the Registration Rights Agreement, the Company shall not deliver to Investor any Put Notice.

        Section 6.10 CONSOLIDATION; MERGER. The Company shall not, at any time after the date hereof, effect any merger or consolidation of the Company with or into, or a transfer of all or substantially all of the assets of the Company to, another entity unless the resulting successor or acquiring entity (if not the Company) assumes by written instrument the obligation to deliver to Investor such shares of Common Stock and/or securities as Investor is entitled to receive at such time pursuant to this Agreement.

        Section 6.11 ISSUANCE OF PUT SHARES. The sale of the Put Shares shall be made in accordance with the provisions and requirements of Regulation D and any applicable state law.

        Section 6.12 REIMBURSEMENT. If (i) Investor, other than by reason of its gross negligence or willful misconduct, becomes involved in any capacity in any action, proceeding or investigation brought by any shareholder of the Company, in connection with or as a result of the consummation of the transactions contemplated by the Transaction Documents, or if Investor is impleaded in any such action, proceeding or investigation by any person, or (ii) Investor, other than by reason of its gross negligence or willful misconduct or by reason of its trading of the Common Stock in a manner that is illegal under the federal securities laws, becomes involved in any capacity in any action, proceeding or investigation brought by the SEC against or involving the Company or in connection with or as a result of the consummation of the transactions contemplated by the Transaction Documents, or if Investor is impleaded in any such action, proceeding or investigation by any person, then in any such case, the Company will reimburse Investor for its reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith, as such expenses are incurred. In addition, other than with respect to any matter in which Investor is a named party, the Company will pay to Investor the charges, as reasonably determined by the Company and the Investor, for the time of any officers or employees of Investor devoted to appearing and preparing to appear as witnesses, assisting in preparation for hearings, trials or pretrial matters, or otherwise with respect to inquiries, hearing, trials, and other proceedings relating to the subject matter of this Agreement. The reimbursement obligations of the Company under this section shall be in addition to any liability which the Company may otherwise have, shall extend upon the same terms and conditions to any affiliates of Investor that are actually named in such action, proceeding or investigation, and partners, directors, agents, employees and controlling persons (if any), as the case may be, of Investor and any such affiliate, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company, Investor and any such affiliate and any such person

        Section 6.13 DILUTION. The number of shares of Common Stock issuable as Put Shares may increase substantially in certain circumstances, including, but not necessarily limited to, the circumstance wherein the trading price of the Common Stock declines during the period between the Effective Date and the end of the Commitment Period. The Company has studied and fully understands the nature of the transactions contemplated by this Agreement and recognize that they have a potential dilutive effect. The board of directors of the Company has concluded, in its good faith business judgment, that such issuance is in the best interests of the Company. The Company specifically acknowledges that its obligation to issue the Put Shares upon the terms set forth in this Agreement is binding upon the Company and enforceable regardless of the dilution such issuance may have on the ownership interests of other shareholders of the Company.

        Section 6.15 CERTAIN AGREEMENT. (a) (i) The Company covenants and agrees that it will not, without the prior written consent of the Investor, sell Common Stock or Common Stock Equivalents to any third party on any date which is fifteen (15) days prior to, or five (5) days subsequent to, any l Closing Date.

        (ii) The provisions of subparagraph 6.15(i) will not apply to (w) an underwritten public offering of shares of Common Stock or Preferred Stock; (x), sales under any existing stock option or warrant plan or issued under any employee compensation agreement , (y) any sale of Securities which will not be freely tradeable for at least 90 days subsequent their issuance or (z) the issuance of securities (other than for cash) in connection with an acquisition, merger, consolidation, sale of assets, disposition or the exchange of the capital stock for assets, stock or other joint venture interests.

        (iii) In the event the Company breaches the provisions of this Section, the Discount (as defined in shall be amended to be equal to (x)110% of the Discount set forth herein and the Investor may terminate its obligations under this Agreement and demand such amounts as may be owing under Section 2.1.

        (b) The Company covenants and agrees that it will not, without the prior written consent of the Investor, enter into any subsequent or further private equity credit line agreement similar to this Agreement (denominated in whatever currency) with any third party during the Commitment Period.

                                   ARTICLE VII

                            CONDITIONS TO DELIVERY OF
                      PUT NOTICES AND CONDITIONS TO CLOSING

        Section 7.1 CONDITIONS PRECEDENT TO THE OBLIGATION OF THE COMPANY TO ISSUE AND SELL COMMON STOCK. The obligation hereunder of the Company to issue and sell the Put Shares to Investor incident to each Closing is subject to the satisfaction, at or before each such Closing, of each of the conditions set forth below.

        (a) ACCURACY OF INVESTOR'S REPRESENTATIONS AND WARRANTIES. The representations and warranties of Investor shall be true and correct in all material respects as of the date of this Agreement and as of the date of each such Closing as though made at each such time, except for changes that would reasonably be expected to prohibit or otherwise materially interfere with the ability of the Company or Investor to enter into and perform its obligations under any of (a) this Agreement and (b) the Registration Rights Agreement.

        (b) PERFORMANCE BY INVESTOR. Investor shall have performed, satisfied and complied in all respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by Investor at or prior to such Closing.

        Section 7.2 CONDITIONS PRECEDENT TO THE RIGHT OF THE COMPANY TO DELIVER A PUT NOTICE AND THE OBLIGATION OF INVESTOR TO PURCHASE PUT SHARES. The right of the Company to deliver a Put Notice and the obligation of Investor hereunder to acquire and pay for the Put Shares incident to a Closing is subject to the satisfaction, on (a) the date of delivery of such Put Notice and (b) the applicable Closing Date (each a "CONDITION SATISFACTION DATE"), of each of the following conditions:

        (a) EFFECTIVE REGISTRATION STATEMENT. As set forth in the Registration Rights Agreement, a Registration Statement shall have previously become effective for the resale by Investor of the Registrable Securities subject to such Put Notice and such Registration Statement shall remain effective on each Condition Satisfaction Date and (i) neither the Company nor Investor shall have received notice that the SEC has issued or intends to issue a stop order with respect to such Registration Statement or that the SEC otherwise has suspended or withdrawn the effectiveness of such Registration Statement, either temporarily or permanently, or intends or has threatened to do so (unless the SEC's concerns have been addressed and Investor is reasonably satisfied that the SEC no longer is considering or intends to take such action), and (ii) no other suspension of the use or withdrawal of the effectiveness of such Registration Statement or related prospectus shall exist.

        (b) ACCURACY OF THE COMPANY'S REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company shall be true and correct in all material respects as of each Condition Satisfaction Date as though made at each such time (except for representations and warranties specifically made as of a particular date) except for such changes as would not reasonably be expected to have a Material Adverse Effect.

        (c) POTENTIAL MATERIALEVENTS. The Company shall not be aware of any event with respect to the Company or its business at the time of Closing that would require disclosure in the Registration Statement (or in the SEC Documents) and has not been so disclosed in the Registration Statement or in the SEC Documents.

        (d) PERFORMANCE BY THE COMPANY. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement and the Registration Rights Agreement to be performed, satisfied or complied with by the Company at or prior to each Condition Satisfaction Date.

        (e) NO INJUNCTION. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or adopted by any court or governmental authority of competent jurisdiction that prohibits any of the transactions contemplated by this Agreement, and no proceeding shall have been commenced that is reasonably likely to have the effect of prohibiting any of the transactions contemplated by this Agreement.

        (f) ADVERSE CHANGES. Since the date of filing of the Company's most recent SEC Document, no event has occurred that had or is reasonably likely to have a Material Adverse Effect.

        (g) NO SUSPENSION OF TRADING IN OR DELISTING OF COMMON STOCK. The trading of the Common Stock shall not have been suspended by the SEC, the Principal Market or the NASD and the Common Stock shall have been approved for listing or quotation on and shall not have been delisted from the Principal Market.

        (h) LEGAL OPINION. The Company shall have caused to be delivered to Investor, within five (5) Trading Days of the effective date of the Initial Registration Statement and each subsequent Registration Statement, an opinion of the Company's legal counsel in the form of Exhibit C hereto, addressed to Investor.

        (i)   [INTENTIONALLY OMITTED]

        (j) FIVE PERCENT LIMITATION. On each Closing Date, the number of Put Shares then to be purchased by Investor shall not exceed the number of such shares that, when aggregated with all other shares of Registrable Securities then owned by Investor beneficially or deemed beneficially owned by Investor, would result in Investor owning no more than 4.99% of all of such Common Stock as would be outstanding on such Closing Date, as determined in accordance with
Section 16 of the Exchange Act and the regulations promulgated thereunder. For purposes of this Section 7.2(j), in the event that the amount of Common Stock outstanding as determined in accordance with Section 16 of the Exchange Act and the regulations promulgated thereunder is greater on a Closing Date than on the date upon which the Put Notice associated with such Closing Date is given, the amount of Common Stock outstanding on such Closing Date shall govern for purposes of determining whether Investor, when aggregating all purchases of Common Stock made pursuant to this Agreement would own more than 4.99% of the Common Stock following such Closing Date.

        (k)   [INTENTIONALLY OMITTED]

        (l) SHAREHOLDER VOTE. The issuance of shares of Common Stock with respect to the applicable Closing, if any, shall not violate the shareholder approval requirements of the Principal Market.

        (m) OTHER. On each Condition Satisfaction Date, Investor shall have received a certificate in substantially the form and substance of Exhibit D hereto, executed by an executive officer of the Company and to the effect that all the conditions to such Closing shall have been satisfied as at the date of each such certificate.

        Section 7.3 DUE DILIGENCE REVIEW; NON-DISCLOSURE OF NON-PUBLIC INFORMATION.

        (a) The Company shall make available for inspection and review by Investor, advisors to and representatives of Investor and who are reasonably acceptable to the Company), and any Underwriter, any Registration Statement or amendment or supplement thereto or any blue sky, NASD or other filing, all financial and other records of the Company, all SEC Documents and other filings with the SEC, and all other corporate documents and properties of the Company as may be reasonably necessary for the purpose of a due diligence review in connection with the Registration Statement, and cause the Company's officers, directors and employees to supply all such information reasonably requested by Investor or any such representative, advisor or Underwriter in connection with such Registration Statement (including, without limitation, in response to all questions and other inquiries reasonably made or submitted by any of them), prior to and from time to time after the filing and effectiveness of such Registration Statement. This terms of this Section 7.3(a) are subject to SEC Regulation FD.

        (b) Each of the Company, its officers, directors, employees and agents shall in no event disclose material non-public information to Investor, advisors to or representatives of Investor.

        (c) Nothing herein shall require the Company to disclose material non-public information to Investor or its advisors or representatives, and the Company represents that it does not disseminate material non-public information to any investors who purchase stock in the Company in a public offering, to money managers or to securities analysts; provided, however, that notwithstanding anything herein to the contrary, the Company shall be obligated to fulfull its obligations under Section 3(d)(vi) of the Registration Rights Agreement

                                  ARTICLE VIII

                                     LEGENDS

        Section 8.1 LEGENDS. Unless otherwise provided below, each certificate representing Registrable Securities will bear the following legend (the "LEGEND"):

            The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or qualified under applicable state securities laws. These securities may not be offered, sold, pledged, hypothecated, transferred or otherwise disposed of except pursuant to (I) an effective registration statement and qualification in effect with respect thereto under the Securities Act and under any applicable state securities law, (ii) to the extent applicable, Rule 144 under the Securities Act, or (iii) an opinion of counsel reasonably acceptable to the Company that such registration and qualification is not required under applicable federal and state securities laws."

As soon as practicable after the execution and delivery hereof, the Company shall issue to the Transfer Agent Instructions in substantially the form of Exhibit E hereto. Such instructions shall be irrevocable by the Company except as otherwise expressly provided in the Registration Rights Agreement. It is the intent and purpose of such instructions, as provided therein, to require the Transfer Agent to issue to Investor certificates evidencing shares of Common Stock incident to a Closing, free of the Legend, without consultation by the transfer agent with the Company or its counsel and without the need for any further advice or instruction or documentation to the Transfer Agent by or from the Company or its counsel or Investor; provided that (a) a Registration Statement shall then be effective, (b) Investor confirms to the Transfer Agent and the Company that it has or intends to sell such Common Stock to a third party which is not an affiliate of Investor or the Company and Investor agrees to redeliver the certificate representing such shares of Common Stock to the Transfer Agent to add the Legend in the event the Common Stock is not sold, and
(c) if reasonably requested by the transfer agent or the Company, Investor confirms to the transfer agent and the Company that Investor has complied or will comply with the prospectus delivery requirement under the Securities Act.

        Section 8.2 NO OTHER LEGEND OR STOCK TRANSFER RESTRICTIONS. No legend other than the one specified in Section 8.1 has been or shall be placed on the share certificates representing the Common Stock and no instructions or "stop transfers orders," so called, "stock transfer restrictions," or other restrictions have been or shall be given to the Company's transfer agent with respect thereto other than as expressly set forth in this Article VIII or as provided in the Transfer Agent Instructions.

        Section 8.3 COVER. Other than due to the failure of the holder's broker to initiate the FAST process, if the Company fails for any reason to deliver the Put Shares on such Closing Date or within two business days thereafter, and the holder of the Put Shares (a "Investor") purchases, in an open market transaction or otherwise, shares of Common Stock (the "Covering Shares") in order to make delivery in satisfaction of a sale of Common Stock by such Investor (the "Sold Shares"), which delivery such Investor anticipated to make using the Put Shares (a "Buy-In"), then the Company shall pay to such Investor, in addition to all other amounts contemplated in other provisions of the Transaction Documents, and not in lieu thereof, the Buy-In Adjustment Amount (as defined below). The "Buy-In Adjustment Amount" is the amount equal to the excess, if any, of (x) such Investor's total purchase price (including brokerage commissions, if any) for the Covering Shares over (y) the net proceeds (after brokerage commissions, if any) received by such Investor from the sale of the Sold Shares. The Company shall pay the Buy-In Adjustment Amount to such Investor in immediately available funds immediately upon demand by such Investor. By way of illustration and not in limitation of the foregoing, if such Investor purchases Covering Shares having a total purchase price (including brokerage commissions) of $11,000 to cover a Buy-In with respect to shares of Common Stock that it sold for net proceeds of $10,000, the Buy-In Adjustment Amount that the Company will be required to pay to such Investor will be $1,000.

        Section 8.4 INVESTOR'S COMPLIANCE. Nothing in this Article VIII shall affect in any way Investor's obligations under any agreement to comply with all applicable securities laws upon resale of the Common Stock.

                                   ARTICLE IX

                                     NOTICES

        Section 9.1 NOTICES. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (a) personally served,
(b) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (c) delivered by reputable air courier service with charges prepaid, or (d) transmitted by hand delivery, or facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice given in accordance herewith. Any notice or other communication required or permitted to be given hereunder shall be deemed effective (i) upon hand delivery or delivery by facsimile, with accurate confirmation generated by the transmitting facsimile machine, at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (ii) on the second business day following the date of mailing by express courier service or on the fifth business day after deposited in the mail, in each case, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be:

        If to the Company:                      Tefron Ltd.
                                          28 Chida Street
                                          Bnei-Brak, Israel
                                          Telecopier No.:
                                          Attn: T. Rotem Fortus, Adv.


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


with a copy (which shall not constitute notice) to:

                                          Gross Kleinhendler Halevy, Esqs.
                                          One Azrieli Center
                                          Tel Aviv, Israel
                                          Telecopy: 972-3 -607 4422
                                          ATTN: Richard Mann, Adv.

if to Investor:
                                          Brittany Capital Fund Limited
                                          c/o Lion Corporate Services Limited
                                          Cumberland House
                                             27 Cumerland Street
                                             P.O. Box N-10818
                                             Nassau, The Bahamas
                                             Telephone No.:   242-356-2486
                                             Telecopier No.  242-356-0037
                                             ATTN: Mr. Barry Herman

with a copy (which shall not constitute notice)  to:

                                             Krieger & Prager, LLP
                                             Suite 1440
                                             39 Broadway
                                             New York, New York  10006
                                             Telephone:  (212) 363-2900
                                             Facsimile:  (212) 363-2999
                                             Attn: Samuel M. Krieger, Esq.

Either party hereto may from time to time change its address or facsimile number for notices under this Section 9.1 by giving at least ten (10) days' prior written notice of such changed address or facsimile number to the other party hereto.

                                    ARTICLE X

                                  MISCELLANEOUS

        Section 10.1 GOVERNING LAW; JURISDICTION. This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York without regard to the principles of conflicts of law, and by the Israeli Companies Act (1999) as to internal corporate matters. Each of the Company and Investor hereby submit to the exclusive jurisdiction of the United States Federal and state courts located in the borough of Manhattan, City of New York with respect to any dispute arising under this Agreement, the agreements entered into in connection herewith or the transactions contemplated hereby or thereby.

        Section 10.2 JURY TRIAL WAIVER. The Company and the Investor hereby waive a trial by jury in any action, proceeding or counterclaim brought by either of the parties hereto against the other in respect of any matter arising out of or in connection with the Transaction Documents.

        Section 10.3 SPECIFIC ENFORCEMENT. The Company and the Investor acknowledge and agree that irreparable damage would occur to the Investor in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Investor shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof or thereof, this being in addition to any other remedy to which any of them may be entitled by law or equity.

        Section 10.4 ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the Company and Investor and their respective successors and permitted assigns. Neither this Agreement nor any rights of Investor or the Company hereunder may be assigned by either party to any other person. Notwithstanding the foregoing, (a) the provisions of this Agreement shall inure to the benefit of, and be enforceable by, any transferee of any of the Common Stock purchased or acquired by Investor hereunder with respect to the Common Stock held by such person, and (b) Investor's interest in this Agreement may be assigned at any time, in whole but not in part, to any affiliate of Investor.

        Section 10.5 THIRD PARTY BENEFICIARIES. This Agreement is intended for the benefit of the Company and Investor and their respective successors and permitted assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

        Section 10.6 TERMINATION. This Agreement shall terminate at the end of Commitment Period or as otherwise provided herein (unless extended by the agreement of the Company and Investor); provided, however, that the provisions of (i) Section 6.2, shall survive termination of this Agreement, but only with respect to Common Stock set forth in a Put Notice and not yet issued by the Company, (ii) Sections 6.3, 6.4 and 6.6 shall survive termination of this Agreement for a period of 90 days; and (iii) Sections 6.14, 8.1, 8.2, 10.1, 10.2, and 10.3 shall survive the termination of this Agreement.

        Section 10.7 ENTIRE AGREEMENT, AMENDMENT; NO WAIVER. This Agreement and the instruments referenced herein contain the entire understanding of the Company and Investor with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor Investor makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the party to be charged with enforcement.

        Section 10.8 FEES AND EXPENSES. Each of the Company and Investor agrees to pay its own expenses in connection with the preparation of this Agreement and performance of its obligations hereunder, except that the Company shall pay Krieger & Prager, LLP a fee not to exceed $15,000 for this transaction. Such legal fees will be based on the number of hours worked and billed at the counsel's customary hourly fees In addition, the Company shall pay all reasonable fees and expenses incurred by the Investor in connection with any amendments, modifications or waivers of this Agreement or the Registration Rights Agreement or incurred in connection with the enforcement of this Agreement and the Registration Rights Agreement, including, without limitation, all reasonable attorneys fees and expenses. The Company shall pay all stamp or other similar taxes and duties levied in connection with issuance of the Shares pursuant hereto.

        Section 10.9 NO BROKERS. Each of the Company and Investor represents that it has had no dealings in connection with this transaction with any finder or broker who will demand payment of any fee or commission from the other party. The Company, agrees to indemnify the Investor against and hold the other harmless from any and all liabilities to any persons claiming brokerage commissions or finder's fees on account of services purported to have been rendered on behalf of the indemnifying party in connection with this Agreement or the transactions contemplated hereby.

        Section 10.10 COUNTERPARTS. This Agreement may be executed in multiple counterparts, each of which may be executed by less than all of the parties and shall be deemed to be an original instrument which shall be enforceable against the parties actually executing such counterparts and all of which together shall constitute one and the same instrument. This Agreement, once executed by a party, may be delivered to the other parties hereto by facsimile transmission of a copy of this Agreement bearing the signature of the parties so delivering this Agreement.

        Section 10.11 SURVIVAL; SEVERABILITY. The representations, warranties, covenants and agreements of the Company hereto shall survive each Closing hereunder for a period of six (6) monthsthereafter. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that such severability shall be ineffective if it materially changes the economic benefit of this Agreement to any party.

        Section 10.12 FURTHER ASSURANCES. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

        Section 10.13 NO STRICT CONSTRUCTION. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

        Section 10.15 TITLE AND SUBTITLES. The titles and subtitles used in this Agreement are used for the convenience of reference and are not to be considered in construing or interpreting this Agreement.

        Section 10.16 REPORTING ENTITY FOR THE COMMON STOCK. The reporting entity relied upon for the determination of the trading price of the Common Stock on any given Trading Day for the purposes of this Agreement shall be Bloomberg L.P. or any successor thereto. The written mutual consent of Investor and the Company shall be required to employ any other reporting entity.

        Section 10.17 PUBLICITY. The Company and Investor shall consult with each other in issuing any press releases or otherwise making public statements with respect to the transactions contemplated hereby and no party shall issue any such press release or otherwise make any such public statement without the prior written consent of the other parties, which consent shall not be unreasonably withheld or delayed, except that no prior consent shall be required if such disclosure is required by law, in which such case the disclosing party shall provide the other party with prior notice of such public statement. Notwithstanding the foregoing, the Company shall not publicly disclose the name of Investor without the prior written consent of such Investor, except to the extent required by law. Investor acknowledges that this Agreement and all or part of the Transaction Documents may be deemed to be "material contracts" as that term is defined by Item 601(b)(10) of Regulation S-K, and that the Company may therefore be required to file such documents as exhibits to reports or registration statements filed under the Securities Act or the Exchange Act. Investor further agrees that the status of such documents and materials as material contracts shall be determined solely by the Company, in consultation with its counsel.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

        IN WITNESS WHEREOF, the parties hereto have caused this Private Equity Credit Agreement to be executed by the undersigned, thereunto duly authorized, as of the date first set forth above.

                                   TEFRON LTD.


                                      By: /s/ Yosef Shiran / /s/ Gil Rozen
                                          ---------------------------------
                                      Name: Yosef Shiran / Gil Rozen
                                            ------------------------------
                                      Title: CEO / CFO
                                             --------------


                                   BRITTANY CAPITAL MANAGEMENT LIMITED



                                         By: /s/ Barry W. Herman
                                             --------------------------
                                         Name: Barry W. Herman
                                               ------------------------
                                         Title: President.
                                                ---------------

                                    EXHIBITS
                                    --------

 EXHIBIT A         Registration Rights Agreement

 EXHIBIT B         Put Notice

 EXHIBIT C         Opinion

 EXHIBIT D         Closing Certificate

 EXHIBIT E         Transfer Agent Instructions

 EXHIBIT F         Schedule 4.3

 EXHIBIT G         Escrow Agreement


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